Exhibit 99.1

JD Fully Utilized the Amount Authorized Under its Share Repurchase Program

JD.com, Inc. conducted share repurchase for a total price of approximately US$390 million on August 20, 2024 (U.S. Eastern time), and has fully utilized the repurchase amount authorized under its US$3.0 billion share repurchase program approved in March 2024.